News Release

For immediate release

Gildan Activewear Reports Record Results for Third Fiscal Quarter and Updates Full Year Fiscal 2011 Guidance

– Growth in Sales Revenues of 34.0% compared to Q3 2010 –
– EPS of U.S. $0.77, up 42.6% from Q3 2010 –
– Company Projects Full Year Fiscal 2011 EPS of Approximately U.S. $2.00–
– Declaration of Third Quarter Dividend of U.S. $0.075 per share –

Montréal, Thursday, August 4, 2011 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced record sales and earnings for a fiscal quarter. The Company also provided updated full year fiscal 2011 EPS guidance of approximately U.S. $2.00 per share, compared to its prior guidance of U.S. $2.00 - U.S. $2.10 per share communicated in May 2011.

Third Quarter Sales and Earnings

Net earnings for the third fiscal quarter ended July 3, 2011 were U.S. $94.1 million or U.S. $0.77 per share on a diluted basis, up respectively 41.7% and 42.6% from adjusted net earnings of U.S. $66.4 million or U.S. $0.54 per share in the third quarter of last year, after adjusting last year’s comparative results to reflect a restructuring charge of U.S. $0.01 per share related to the consolidation of U.S. retail distribution activities. The growth in net earnings and EPS compared to last year was primarily due to higher net selling prices, combined with manufacturing efficiencies and the U.S. $0.03 per share accretive impact of the acquisition of Gold Toe Moretz, which more than offset the unfavourable impact of significantly higher cotton and other input costs and lower unit sales volumes.

EPS were U.S. $0.07 ahead of the Company’s guidance for the third quarter of approximately U.S. $0.70 which it had provided on May 11, 2011, due primarily to more favourable net selling prices which more than offset the impact of lower than projected unit  sales volumes and unfavourable product-mix.

Net sales in the third quarter amounted to U.S. $529.8 million, up 34.0% from U.S. $395.3 million in the third quarter of fiscal 2010.  The Company had previously forecast that third quarter sales would be close to U.S. $550 million.  Sales of activewear and underwear amounted to U.S. $424.6 million, up 20.9% from fiscal 2010, and sales of socks were U.S. $105.2 million, up 139.1% from last year.

The growth in sales of activewear and underwear compared to the third quarter of fiscal 2010 was due to an approximate 26% increase in average net selling prices, partially offset by a 3.9% reduction in unit volume shipments which were down from last year and lower than forecast due to capacity constraints and low inventory availability, combined with lower industry demand which continued to deteriorate throughout the quarter. Overall industry shipments from U.S. distributors to U.S. screenprinters declined by approximately 9% in the third quarter, according to the CREST report produced by Capstone Research, Inc. The Company had projected that industry demand would grow by 3% during the quarter. The decrease in shipments in the U.S. wholesale distributor channel was partially offset by unit volume growth in other screenprint markets and an increase of over 80% in shipments of activewear and underwear to U.S. retailers.

The table below summarizes the data from the CREST report for the calendar quarter ended June 30, 2011:

	Three months ended		Three months ended
	June 30,		June 30,
	2011 vs 2010		2011	2010
	Unit Growth		Market Share
	Gildan	Industry	Gildan
All products	(10.3)%	(9.1)%	61.1%	62.0%
T-shirts	(10.8)%	(9.4)%	61.7%	62.6%
Fleece	(3.8)%	(3.0)%	60.4%	60.9%
Sport shirts	2.9%	(3.4)%	45.7%	42.9%

The increase in sales of socks compared to the third quarter of last year was due to the impact of the acquisition of Gold Toe Moretz, together with the earlier timing of shipments of back-to-school programs and more efficient operations in the Company’s new retail distribution centre in Charleston, S.C. and the implementation of selling price increases.

Gross margins in the third quarter were 28.3% compared to 27.1% in the third quarter of fiscal 2010, due to manufacturing efficiencies and the impact of the Gold Toe Moretz acquisition.  The impact of higher net selling prices on percentage gross margins offset the impact in the quarter of the higher cost of cotton. Gildan’s cost of cotton in the third quarter was approximately U.S. $1.25 per pound, compared to U.S. $0.64 per pound in the third quarter of fiscal 2010, and in line with the Company’s forecast for the quarter. Gross margins for the third quarter had been projected to be in the range of 26%-26.5%. The higher than projected gross margins in the third quarter were due to more favourable net selling prices, partially offset by unfavourable product-mix due to the later timing of fleece programs which are being shipped in the fourth quarter.

SG&A expenses in the third quarter were U.S. $56.5 million, or 10.7% of net sales, compared with U.S. $39.9 million, or 10.1% of net sales, in the third quarter of fiscal 2010. Excluding the impact of the acquisition of Gold Toe Moretz, SG&A expenses were approximately U.S. $3.5 million higher than the third quarter of last year due primarily to increased retail marketing expenses and a U.S. $1.4 million write-off of obsolete assets.

Cash Flow and Financial Position

The Company ended the third quarter with cash and cash equivalents of U.S. $89.0 million and U.S. $252.0 million of bank indebtedness, as a result of financing the acquisition of Gold Toe Moretz for approximately U.S. $350 million during the quarter.  The Company announced on June 30, 2011 that it had increased the amount of its revolving bank credit facility from U.S. $400 million to U.S. $800 million, in order to ensure continuing financing flexibility to take advantage of potential acquisition opportunities which complement its organic growth strategy.

EBITDA in the third quarter amounted to U.S. $115.4 million. The Company generated free cash flow of U.S. $22.9 million during the third quarter after financing U.S. $51.2 million of increases in non-cash working capital, due primarily to seasonal increases in accounts receivable and the higher cost of cotton and other cost inputs in inventories, and U.S. $33.4 million of capital expenditures.

Year-To-Date Sales and Earnings

Net sales for the first nine months amounted to U.S. $1,244.3 million, up 32.0% from U.S. $942.5 million in the first nine months of fiscal 2010. The growth in sales revenues was due to increased unit sales volumes for activewear and underwear and higher net selling prices, as well as the impact of the acquisition of Gold Toe Moretz, partially offset by lower organic sock sales. Unit sales growth in activewear and underwear of 13.0% reflected the recovery in market conditions in the U.S. wholesale distributor channel in the first half of the fiscal year, the Company’s penetration in other screenprint markets and increased shipments of activewear and underwear to mass-market retailers, partially offset by weaker market demand in the third fiscal quarter.

Net earnings for the first nine months amounted to U.S. $191.4 million or U.S. $1.56 per share, up 35.3% and 34.5% respectively from U.S. $141.5 million or U.S. $1.16 per share in the first nine months of fiscal 2010. Adjusted net earnings before restructuring and other charges were U.S. $194.7 million or U.S. $1.59 per share, up 33.9% and 33.6% respectively from U.S. $145.4 million or U.S. $1.19 per share in the first nine months of last year. The growth in earnings and EPS was due to increased sales revenues for activewear, which, together with the earnings and EPS accretion attributable to the Gold Toe Moretz acquisition and lower income taxes, more than offset the impact of lower organic sock sales, lower gross margins in the first fiscal quarter, higher cotton and other input costs, and increased selling, general and administrative expenses.

Outlook

The Company believes it is prudent to develop its business plans and provide updated guidance for the fourth quarter of the fiscal year based on the assumption of continuing weak economic and market conditions.  The Company’s guidance for the fourth quarter reflects the assumption that overall industry unit shipments from U.S. distributors to U.S. screenprinters will decline by approximately 5% compared to the fourth quarter of fiscal 2010.  The Company’s previous guidance had assumed positive demand growth of 3% in the fourth quarter. In addition, the Company is assuming weak consumer demand in mass-market retail and low inventory replenishment by retailers.

In view of this assumed environment, the Company has recently initiated promotional discounting in the U.S. distributor channel, in order to stimulate industry demand and reinforce its market share leadership.

Based on the above assumptions, the Company is projecting sales revenues in the fourth quarter of slightly below U.S. $500 million, gross margins of approximately 22% and EPS of approximately U.S. $0.40, resulting in projected full year fiscal 2011 sales revenues in excess of U.S. $1.7 billion and full year adjusted diluted EPS of approximately U.S. $2.00, compared to its guidance provided on May 11, 2011 of sales of approximately U.S. $1.8 billion and EPS of U.S. $2.00 - U.S. $2.10. Gross margins for fiscal 2011 are projected to be slightly above the Company’s previous guidance provided in May of 25.5%. The Company is assuming cotton costs of approximately U.S. $1.60 per pound in its cost of goods sold in the fourth quarter, in line with its prior guidance. SG&A expenses for fiscal 2011 are projected to be slightly higher than the Company’s previous guidance of 11.5% of sales.

The Company plans to continue to run all of its manufacturing facilities at full production capacity during the fourth quarter, in spite of the uncertain economic environment, in order to rebuild inventories to optimal levels and to position the Company to take advantage of any improvement in market conditions and pursue its growth initiatives in fiscal 2012. The Company continues to project full year capital expenditures in excess of U.S. $150 million in fiscal 2011 and to be committed to proceeding with the ramp-up of its new Rio Nance V textile facility in fiscal 2012. The Company currently intends to initiate sales and earnings guidance for fiscal 2012 when it reports its results for its fourth quarter and full fiscal year in early December.  While it is premature to provide guidance for fiscal 2012 at this time, the Company notes that it has completed the fixation of cotton to be consumed in cost of sales in the first two quarters of fiscal 2012, and is projecting cotton costs in the first two quarters to be successively lower than in the fourth quarter of fiscal 2011.  The Company currently expects that its cotton costs will continue to decrease in the second half of fiscal 2012, based on current prices for cotton futures.

Declaration of Quarterly Dividend

The Board of Directors has declared a cash dividend of U.S. $0.075 per share, payable on September 9, 2011 to shareholders of record on August 18, 2011. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Disclosure of Outstanding Share Data

As of July 31, 2011, there were 121,778,084 common shares issued and outstanding along with 984,594 stock options and 915,854 dilutive restricted share units (“Treasury RSUs”) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the TSX Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Financial Highlights

(in US$ millions, except per share amounts or otherwise indicated)	Q3 2011(1)	Q3 2010	YTD 2011(1)	YTD 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	529.8	395.3	1,244.3	942.5
Gross profit	149.8	107.1	339.3	263.6
Selling, general and administrative expenses (SG&A)	56.5	39.9	145.8	112.6
Operating income	92.8	64.4	188.6	145.1
EBITDA(2)	115.4	85.4	246.9	201.0
Net earnings	94.1	64.7	191.4	141.5
Adjusted net earnings(2)	93.8	66.4	194.7	145.4

Diluted EPS	0.77	0.53	1.56	1.16
Adjusted diluted EPS(2)	0.77	0.54	1.59	1.19

Gross margin	28.3%	27.1%	27.3%	28.0%
SG&A as a percentage of sales	10.7%	10.1%	11.7%	11.9%
Operating margin	17.5%	16.3%	15.2%	15.4%

Cash flows from operations	60.7	107.3	70.9	211.6
Free cash flow(2)	22.9	82.2	(54.6)	118.5

		July 3,	October 3,	July 4,
As at		2011	2010	2010
		(unaudited)	(audited)	(unaudited)
Inventories		519.7	332.5	324.0
Accounts receivable		275.6	145.7	167.9
Net indebtedness (Cash in excess of total indebtedness)(2)		163.0	(258.4)	(201.1)

(1) Results reflect the acquisition of Gold Toe Moretz from April 16, 2011.
(2) Please refer to "Non-GAAP Financial Measures" in this press release.

Certain minor rounding variances exist between the financial statements and this summary.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 8:30 AM EDT. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 54602632, or by live audio webcast on Gildan's Internet site ("Investor Relations" section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 11:30 AM EDT by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 77897440, until Thursday, August 11, 2011 at midnight, or by audio webcast on Gildan's Internet site for 30 days.

This release should be read in conjunction with Gildan’s 2011 Third Quarter Management’s Discussion and Analysis (“MD&A”) dated August 4, 2011 and its unaudited interim consolidated financial statements for the three and nine months ended July 3, 2011 (available at http://gildan.com/corporate/IR/quarterlyReports.cfm) which is incorporated by reference in this release, and which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

About Gildan

Gildan is a marketer and globally low-cost vertically-integrated manufacturer of quality branded basic apparel. Gildan® is the leading activewear brand in the screenprint market in the U.S. and Canada. The brand is continuing to grow in Europe, Mexico and the Asia-Pacific region. The Company sells T-shirts, sport shirts and fleece as undecorated “blanks”, which are subsequently decorated by screenprinters with designs and logos. The Company is also one of the world’s largest suppliers of branded and private label athletic, casual and dress socks sold to a broad spectrum of retailers in the U.S. Gildan markets its sock products under a diversified portfolio of company-owned brands, including Gold Toe®, PowerSox®, SilverToe®, Auro®, All Pro®, GT®, and the Gildan® brand. The Company is also the exclusive U.S. sock licensee for the Under Armour® and New Balance® brands. In addition to socks, the Company is increasingly becoming a significant supplier of underwear and undecorated activewear products in the retail channel. With approximately 30,000 employees worldwide, Gildan owns and operates highly efficient, large-scale, environmentally and socially responsible facilities in Central America and the Caribbean Basin and has begun the development of a manufacturing hub in Bangladesh to support its planned growth in Asia and Europe. More information on the Company can be found on Gildan’s website at www.gildan.com.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to industry demand and unit volume growth, sales revenue, gross margins, selling, general and administrative expenses, earnings per share, capital expenditures and the impact of non-recurring items. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” in our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;
•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source;
•	disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;
•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;
•	our significant reliance on computerized information systems for our business operations;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates; and
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2011 and 2012 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and net indebtedness (cash in excess of total indebtedness). These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  Accordingly, they should not be considered in isolation.  The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.

EBITDA

EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges, as well as the non-controlling interest in consolidated joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q3 2011	Q3 2010	YTD 2011	YTD 2010
Net earnings	94.1	64.7	191.4	141.5
Restructuring and other charges	0.5	2.8	4.9	5.9
Depreciation and amortization	21.8	17.1	57.9	48.9
Variation of depreciation included in inventories	0.1	1.8	(2.0)	2.7
Interest, net	1.0	0.3	1.2	0.3
Income taxes	(3.0)	(1.8)	(6.8)	0.6
Non-controlling interest of consolidated joint venture	0.9	0.5	0.3	1.1
EBITDA	115.4	85.4	246.9	201.0

Certain minor rounding variances exist between the financial statements and this summary.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings and adjusted diluted earnings per share are calculated as net earnings and earnings per share excluding restructuring and other charges. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and other charges that could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q3 2011	Q3 2010	YTD 2011	YTD 2010
Net earnings	94.1	64.7	191.4	141.5
Adjustments for:
Restructuring and other charges	0.5	2.8	4.9	5.9
Income tax recovery on restructuring and other charges	(0.8)	(1.1)	(1.6)	(2.0)
Adjusted net earnings	93.8	66.4	194.7	145.4
Basic EPS	0.77	0.53	1.57	1.17
Diluted EPS	0.77	0.53	1.56	1.16
Adjusted diluted EPS	0.77	0.54	1.59	1.19

Certain minor rounding variances exist between the financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q3 2011	Q3 2010	YTD 2011	YTD 2010
Cash flows from operating activities	60.7	107.3	70.9	211.6
Cash flows used in investing activities	(390.3)	(24.8)	(478.0)	(108.1)
Adjustments for:
Business acquisitions	352.5	-	352.5	15.3
Restricted cash reimbursed related to a business acquisition	-	(0.3)	-	(0.3)
Free cash flow	22.9	82.2	(54.6)	118.5

Certain minor rounding variances exist between the financial statements and this summary.

Total indebtedness and Net Indebtedness (Cash in excess of total indebtedness)

We consider total indebtedness and net indebtedness (cash in excess of total indebtedness) to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	Q3 2011	Q4 2010	Q3 2010
Current portion of long-term debt	-	-	0.1
Long-term debt	252.0	-	-
Total indebtedness	252.0	-	0.1
Cash and cash equivalents	(89.0)	(258.4)	(201.2)
Net Indebtedness (Cash in excess of total indebtedness)	163.0	(258.4)	(201.1)

Certain minor rounding variances exist between the financial statements and this summary.

- 30 -

CONTACTS:
Investor Relations Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com	Sophie Argiriou, Director, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Geneviève Gosselin, Director, Corporate Communications Tel: (514) 343-8814 Email: ggosselin@gildan.com